Filed by Zions Bancorporation
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Amegy Bancorporation, Inc.
Commission File No.:000-22007

FORWARD-LOOKING STATEMENTS

          Statements contained in this filing which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Zions Bancorporation and Amegy Bancorporation, Inc., including future financial and operating results and performance; statements about Zions Bancorporation’s and Amegy Bancorporation, Inc.’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates”, “will”, “should”, “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of the management of Zions Bancorporation and Amegy Bancorporation, Inc. and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Zions Bancorporation and Amegy Bancorporation, Inc. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Zions Bancorporation and Amegy Bancorporation, Inc. may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Amegy Bancorporation, Inc. may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) competition from other financial services companies; (8) economic conditions, either nationally or locally in areas in which Zions Bancorporation and Amegy Bancorporation, Inc. conduct their operations, being less favorable than expected; (9)  changes in the interest rate environment reducing expected interest margins; and (10) legislation or regulatory changes, which adversely affect the ability of Zions Bancorporation or Amegy Bancorporation, Inc. to conduct the businesses in which they are engaged. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2004 Annual Reports on Form 10-K of Zions Bancorporation and Amegy Bancorporation, Inc. filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Zions Bancorporation nor Amegy Bancorporation, Inc. undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

          This communication is being made in respect of the proposed merger transaction involving Zions Bancorporation and Amegy Bancorporation, Inc. Zions Bancorporation will file a Form S-4, Amegy Bancorporation will file a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Zions free of charge by contacting: Investor Relations, Zions Bancorporation, One South Main Street, Suite 1134, Salt Lake City, Utah 84111, (801) 524-4787. You may obtain documents filed with the SEC by Amegy free of charge by contacting: Controller, Amegy Bancorporation, 4400 Post Oak Parkway, Houston, Texas 77027, (713) 235-8800.

PARTICIPANTS IN SOLICITATION

          Zions Bancorporation, Amegy Bancorporation, Inc., and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Amegy’s shareholders in connection with the merger. Information about the directors and executive officers of Zions and their ownership of Zions stock is set forth in the proxy statement for Zions’ 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Amegy and their ownership of Amegy stock is set forth in the proxy statement for Amegy’s 2005 Annual Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.

Portions of Conference Call Transcript

Date: July 21, 2005
Time: 5:30 p.m. ET
Subject: Zions Bancorporation Announces Second Quarter Earnings

On July 21, 2005 Zions Bancorporation held a conference call to discuss its earnings for the second quarter of 2005. In response to questions from participants in the conference call, Zions Bancorporation discussed certain matters relating to its proposed merger with Amegy Bancorporation, Inc. This filing contains a transcript of portions of the conference call relating to the proposed merger.

Note: words in brackets[ ] have been added for clarity.

CORPORATE PARTICIPANTS

Harris Simmons, Zions Bancorporation Chairman, President and CEO
Doyle Arnold, Zions Bancorporation Vice Chairman and CFO
Nolan Bellon, Zions Bancorporation Controller
David Hemingway, Zions Bancorporation Executive Vice President — Investments

CONFERENCE CALL PARTICIPANTS

Manuel Ramirez, Keefe Bruyette & Woods — Analyst
Brian Harvey, Fox-Pitt, Kelton — Analyst

PRESENTATION

.  .  .
Brian Harvey, Fox-Pitt, Kelton — Analyst

Okay. Okay. Second question, unrelated. I know, Harris, you didn’t want to specifically talk about the deal [Zions' proposed acquisition of Amegy Bancorporation, Inc.] on the call, but I just wanted to get a view from you guys.

In the presentation that you talked about with the deal, you used consensus [earnings] expectations for yourself and for Amegy, and clearly the numbers for you guys were a lot lower, you know, sort of consensus versus what we’re seeing right now. Can you just sort of help us or explain to me why you guys used consensus views versus sort of what the management viewpoint of earnings were for Zions and maybe help us through to think about that versus what we sort of know today?

Doyle Arnold, Zions Bancorp — CFO, Vice Chairman

This is Doyle. I’m going to start and if Harris wants to amplify this.

We used consensus because we don’t give earnings guidance, and we did not — even in the context of the deal — want to get back into the game of giving earnings guidance. And there was no way to put forecast numbers out there that wouldn’t imply guidance by doing it any way other than using consensus estimates.

Now, clearly, and at the time we had to put those forecasts together we knew we were having a pretty good quarter but we weren’t closed yet and weren’t sure where it was going to come out, and couldn’t have picked a number and pegged ourselves on it.

Now, clearly, our performance is stronger at this point than the Street was anticipating at the time, but we do not have and won’t get into today any revised forecasts changing what we put out on July 6. We’ll leave any revised forecasts and pro formas to any SEC filings that we may have to make in conjunction with the deal.

Harris Simmons, Zions Bancorp — Chairman, CEO

I don’t know that I can add anything other than I believe that on the July 6 call, there was reference to the fact that we were going to be pre-announcing the quarter and it was going to be a good quarter.

Brian Harvey, Fox-Pitt, Kelton — Analyst

Okay. Thank you.

.  .  .
Manuel Ramirez, Keefe, Bruyette & Woods — Analyst

Good afternoon. A couple of questions for you. I apologize if I missed anything. As far as the capital raised for the Amegy deal — or I should say capital raised combined with the debt offering — approximately how soon before the closing do you expect to complete that (just so I can factor those into the numbers and the margin for the fourth quarter)? And then I have a couple of follow-up questions.

Doyle Arnold, Zions Bancorp — CFO, Vice Chairman

I guess our best estimate is that the transaction will close in November or December, and we’re not going to do anything, start seriously working on this, until September because August is a terrible time to be talking to capital markets about anything. So I would guess it’s going to be into the fourth quarter before we close the debt financing.

Manuel Ramirez, Keefe, Bruyette & Woods — Analyst

Okay, so not much of a lag, so not much of an impact on numbers.

Doyle Arnold, Zions Bancorp — CFO, Vice Chairman

That’s right. It will be floating rate. So we’re not trying to time any —

Manuel Ramirez, Keefe, Bruyette & Woods — Analyst

You're not trying to time the tenure, right? . . .This is a question for David and then I’ll leave you alone. Do you have any more significant detail on the securities restructuring that you anticipate doing on the Amegy portfolio? As you know, you gave some general information on the call a couple of weeks ago, but if you had any other additional information we should think about in modeling out 2006 it’d be very helpful.

David Hemingway, Zions Bancorp — EVP, Zions First National Bank

Not really. What I said the other day and what Doyle said we would sell somewhere, expect to sell somewhere between $1.0 billion and $1.2 billion. And we have not selected those securities. It’s something we would like to do before closing, but I really don’t have any other color at this point.

Manuel Ramirez, Keefe, Bruyette & Woods — Analyst

Okay.

Doyle Arnold, Zions Bancorp — CFO, Vice Chairman

At the end of the day they [Amegy Bancorporation, Inc.] still own and run the banks, so what gets done before closing is very much, at the end of the day a decision of their board and their management, but they’re looking very actively at the strategies that we described on that call.

Manuel Ramirez, Keefe, Bruyette & Woods — Analyst

And any significant constraints on where the reserve needs to be or anything else that’s typically written in the merger agreements that we should know about or is it pretty plain vanilla?

Doyle Arnold, Zions Bancorp — CFO, Vice Chairman

It’s pretty plain vanilla. The one thing I’ll comment on, and I want to start preparing all of you for this now, and that is the impact on our reserve coverage ratios of, what is it, Nolan? It’s something 0301.

Nolan Bellon, Zions Bancorp — Controller

SOP 0303.

Doyle Arnold, Zions Bancorp — CFO, Vice Chairman

SOP 0303, excuse me. And believe me, that is not for standard operating procedure. This is a new GAAP standard that became effective July 1, I believe it was, of this year, that essentially says that we can not bring over their loan loss reserve upon the close for any loans that are impaired.

As a practical matter, that means any criticized and classified loans or special mention loans that they have, we have to mark them to market and zero out the reserves so they will be booked at a discount to par, depending upon the severity of the classification. So as a rule of thumb, if you had a 10% loan loss reserve against the loan, you might book that loan at 90% of face value and have no reserve.

It’s my understanding that we can bring over the reserve for pass grade loans. And while I don’t have a breakdown of Amegy’s portfolio, I’m told by accountants that the SEC is sort of thinking that maybe 50% of a pre-existing reserve gets to come over, and 50% of it will have to be treated in that discount method that I described. So if you think about this —

If you think about it, it’s going to screw up all of your models.

Manuel Ramirez, Keefe, Bruyette & Woods — Analyst

That’s helpful. I appreciate that. It should help the margin and you end up — assuming that not all the reserves set aside for impaired loans will be utilized — it helps the margin and hurts your reserve coverage.

Doyle Arnold, Zions Bancorp — CFO, Vice Chairman

The reserve coverage is going to look much lower than it is, and you’re right. As these impaired loans either repay or renew, refinance, what have you, then you bring them back up to par and establish a reserve. So the reserve coverage will come back up over time.

The face value of the loans will come up over time for those that don’t go bad and get charged off, et cetera, but this will be one of the first deals of any size to close under that new standard. So all of you will need to bear that in mind in looking at probably our year-end numbers, certainly our first quarter numbers after the close. It won’t be comparable to what we did before or to any other banks that haven’t closed on a significant acquisition.

Manuel Ramirez, Keefe, Bruyette & Woods — Analyst

Okay. Great. Thank you very much. I appreciate the detail.